

October 2, 2012

Via E-mail
Mr. Kurt Gustafson.
Chief Financial Officer
Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road,
San Diego, CA 92121

> **Re:** **Halozyme Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-32335**

Dear Mr. Gustafson:

We have reviewed your August 31, 2012 response to our August 6, 2012 comment letter and have the following comment.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
3. Collaborative Agreements
ViroPharma and Intrexon Partnerships, page F-18

1. With respect to the second and third bullet of comment three, your reference to fixed and determinable is not appropriate. Please revise your proposed disclosure to comply with ASC 605-25-30-5.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel N. Parker
Accounting Branch Chief